Clark Wilson LLP

Barristers & Solicitors

Patent & Trade-mark Agents

800-885 W Georgia Street

Vancouver, BC V6C 3H1

Tel.	604.687.5700
Fax	604.687.6314

Our File No.	23747-7 / CW1003758.1

December 21, 2006

Eden Energy Corp.

1925 – 200 Burrard Street

Vancouver, B.C., V6C 3L6

Dear Sirs:

Re: Common Stock of Eden Energy Corp. Registered on Form SB-2, originally filed on September 28, 2005 and amended on November 7, 2005 Post Effective Amendment No. 1 filed on December 21, 2006

We have acted as counsel to Eden Energy Corp. (the “Company”), a corporation incorporated under the laws of the State of Nevada, in connection with the filing, on December 21¸2006, of a post-effective amendment no. 1 to a registration statement on Form SB-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) of 5,134,220 shares of the Company’s common stock (the “Registered Shares”) for resale by certain selling shareholders named in the Registration Statement.

We have examined the originals or certified copies of such corporate records of the Company and/or public officials and such other documents and have made such other factual and legal investigations as we have deemed relevant and necessary as the basis for the opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies or as facsimiles of copies or originals, which assumptions we have not independently verified.

Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications and further assumptions set forth below, we are of the opinion that the Registered Shares were duly and validly authorized and issued, fully paid and non-assessable.

We have made such inquiries with respect thereto as we consider necessary to render this opinion with respect to a Nevada corporation. This opinion letter is opining upon and is limited to the current federal laws of the United States and, as set forth above, Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist. We express no opinion with respect to the effect or applicability of the laws of any other jurisdiction. We assume no obligation to revise or supplement this opinion letter should the laws of such jurisdiction be changed after the date hereof by legislative action, judicial decision or otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the General Rules and Regulations of the Securities and Exchange Commission.

Yours truly,

CLARK WILSON LLP

/s/ Clark Wilson LLP